

October 9, 2012

<u>Via E-mail</u>
Richard A. Gonzalez
Chairman and Chief Executive Officer
AbbVie Inc.
1 North Waukegan Road
North Chicago, Illinois 60064

> **Re: AbbVie Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-12B**
> **Filed September 26, 2012**
> **File No. 001-35565**

Dear Mr. Gonzalez:

We have reviewed your amended filing and your response letter dated September 26, 2012 and we have the following additional comments. Please respond to this letter within ten business days by further amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe these comments apply to your facts and circumstances or do not believe another amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Certain Relationships and Related Person Transactions</u>

<u>Agreements with Abbott, page 129</u>

1. We note your response to prior comment 1. Since you intend to finalize all material changes to the agreements prior to effectiveness of this Form 10, please remove the statement "the terms of the agreements that will be in effect following the separation have not yet been finalized; changes to these agreements, some of which may be material, may be made prior to AbbVie's separation from Abbott."

2. We note your response to prior comment 2. It does not appear that the termination provisions of the information technology agreement or the patent license agreement have been included in your disclosure. Please amend your registration statement to incorporate these terms.

Exhibits

3. We note your response to prior comment 7. Each of the exhibits designated to be filed as Exhibits 10.1 through 10.12 are required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, unlike Item 601(b)(2), you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please confirm that, after such agreements are finalized and executed, you will file copies of Exhibits 10.1 through 10.12 with the full and complete agreements, including any exhibits, schedules and appendices which are included in the respective agreements.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Richard A. Gonzalez
AbbVie Inc.
October 9, 2012
Page 3

You may contact Dana Hartz at (202) 551-3648 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383, Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director

cc: David K. Lam
     Karessa L. Cain
     Wachtell, Lipton, Rosen & Katz
     51 West 52nd Street
     New York, NY 10019-6150